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                                                                     EXHIBIT 3.3



                                Second Amendment
                                       to
                           Amended and Restated Bylaws
                                       of
                                Chico's FAS, Inc.


         On June 21, 2004, the Board of Directors of Chico's FAS, Inc. approved the following amendment to Section 2 of Article III of the Amended and Restated Bylaws of the corporation.


         1. Section 2 of Article III is amended in its entirety to read as follows:

                           Section 2. NUMBER, TENURE AND QUALIFICATIONS. The number of directors of the corporation shall be not less than three (3) nor more than twelve (12), with the number of the same to be fixed by the directors from time to time by an affirmative vote of a majority of the entire Board of Directors or by the stockholders at any annual or special meeting. Each director shall hold office until his term of office expires and until such director's successor shall have been duly elected and shall have qualified, unless such director sooner dies, resigns or is removed by the stockholders at any annual or special meeting. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. It shall not be necessary for directors to be stockholders. All directors shall be natural persons who are 18 years of age or older.